SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

Enclosures:

1.               Nokia press release dated November 4, 2008: Nokia continues its change and renews some of its activities

2.               Nokia press release dated November 4, 2008: Nokia completes OZ Communications acquisition

3.               Nokia Siemens Networks press release dated November 11, 2008: Nokia Siemens Networks enters final stage of synergy-related headcount restructuring

4.               Nokia stock exchange release dated November 28, 2008: Exercises with stock options of Nokia Corporation

PRESS RELEASE

November 4, 2008

Nokia continues its change and renews some of its activities

Espoo, Finland – Nokia has today announced plans for changes in some parts of its organization. The planned organizational changes include the following:

• As a follow-up to Nokia’s reorganization in the beginning of 2008, Nokia plans further changes in its sales and marketing activities in the Markets unit. The changes aim to strengthen the customer interface, ensure that resources are well allocated to meet the business needs and de-layer the organization. Nokia estimates that approximately 450 employees, maximum 100 in Finland, in the Markets unit will be affected by the planned changes.

• At the same time Nokia Research Center (NRC), which is specialized in long-term research activities within Nokia, plans to sharpen its focus on fewer but stronger research areas. The planned reorganization is estimated to have an impact on approximately 130 NRC employees globally, of which a maximum of 100 are in Finland.

• In addition, Nokia plans to close its Turku site in Finland and relocate those activities predominantly to Salo (Finland). Nokia currently has 220 employees working in the Turku office and the aim is that the employees would continue in Nokia’s site at Salo or in the capital area in Finland.

• Nokia also plans some smaller workforce adjustments in global process operations. These adjustments are estimated to affect approximately 35 employees, of which almost all are in Finland.

“Today’s changes are part of Nokia’s constant renewal where it is important to be close to our customers and ensure that our people are able to focus on the key business priorities. Also, our aim is to find alternative work within Nokia for as many employees as possible,” said Juha Äkräs, Senior Vice President, Human Resources, Nokia.

Nokia has today started local employee consultations where required to discuss these plans. According to the plans, the changes in the Markets unit, Nokia Research Center and in other Nokia functions will come into effect on January 1, 2009. The closing of the Turku site is estimated to be completed by the end of January, 2009.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

November 4, 2008

Nokia completes OZ Communications acquisition

Espoo, Finland - Nokia announced today that it has completed its acquisition of OZ Communications Inc,  a privately held company with approximately 220 employees and headquartered in Montreal, Canada. The deal was initially announced on September 30, 2008.

By acquiring OZ, Nokia will address the fast growing consumer messaging market by providing an affordable mass market email and instant message platform for Nokia Series 40 devices, complementing the existing portfolio of mobile messaging solutions for Nokia S60 devices.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Espoo, Finland – November 11, 2008

Nokia Siemens Networks enters final stage of synergy-related headcount restructuring

Nokia Siemens Networks has completed the preliminary planning process to identify the proposed remaining headcount reductions necessary to reach its previously announced synergy-related headcount adjustment goal. As a result, the company is now starting the process of sharing these preliminary plans with employees and employee representatives in Finland and Germany. Actual reductions will occur only after the completion of appropriate consultation processes and in accordance with local legal practices.

When the plan to form Nokia Siemens Networks was announced on June 19, 2006, Nokia and Siemens said that they expected the merger to result in a headcount adjustment in the range of 10-15 percent of the global workforce. In May of 2007, Nokia Siemens Networks confirmed that it expected the adjustment to remain within that range, at approximately 9,000 employees. To date, the company has achieved an adjustment of more than 6,000 employees and continues to expect a total synergy-related adjustment of approximately 9,000 employees.

“From the very start Nokia Siemens Networks has focused on building a strong, competitive company and these planned actions are an important step to help us reach that goal,” said Simon Beresford-Wylie, chief executive officer of Nokia Siemens Networks. “With the successful completion of these plans, we will have the vast majority of the synergy-related headcount reductions completed and we can then start to put this chapter of our history behind us and focus on creating a world-class company.”

The proposed headcount adjustments are a result of merger-related synergies, including changes to the product portfolio; site optimization; streamlining of various functions; strategic, long-term R&D and workforce balancing; and other factors designed to build a competitive Nokia Siemens Networks.

“We have now completed the preliminary planning necessary to identify the specific areas where we have additional synergy-related reduction needs,” said Bosco Novak, head of human resources at Nokia Siemens Networks. “It is our goal to engage constructively with employee representatives in Finland, Germany and other countries to quickly and fairly achieve these needed changes so we are able to remove the ongoing uncertainty that our employees have about synergy-related headcount reductions.”

In May 2007, Nokia Siemens Networks announced that it expected a reduction of 1,500-1,700 employees in Finland, not including the transfer of employees to trusted partners. To date, the company has achieved approximately 500 reductions through its active restructuring process, with substantially all through the use of voluntary severance packages. Headcount in Finland has been further reduced through natural attrition and the transfer of employees to trusted partners.

Nokia Siemens Networks is now proposing a maximum reduction need in the range of 750 employees in Finland, bringing the planned total reductions through active restructuring to

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

less than 1,300. At the completion of the planned synergy-related headcount restructuring activities, Nokia Siemens Networks expects to have in the range of 7,000 employees in Finland, from an initial base of approximately 9,200.

“While we are seeking fewer active reductions in Finland than we originally stated, we have successfully lowered headcount further in the country through natural attrition and transfer to trusted partners,” said Mika Vehviläinen, chief operating officer of Nokia Siemens Networks. “It is important to understand that our presence in both Finland and Germany will still span the scope of the company’s activities – research and development, manufacturing, sales and marketing, services, product design and development, corporate functions and more. These expected changes, hard as they are, will make Nokia Siemens Networks a more competitive company and that will have long-term benefits for Germany and Finland alike.”

In Germany, Nokia Siemens Networks announced in May 2007 that it was targeting active reductions in the range of 2,800-2,900 and reached agreement with employee representatives on an initial reduction of 2,300, which was completed on May 28, 2008. Since then, a further assessment of the business impact of merger-related synergy requirements, corresponding organizational and portfolio changes, and continued challenging telecommunications market conditions have shown the need for further reductions, primarily in the company’s Munich Hofmannstrasse site.

As a result, the company has no alternative but to discontinue its activities at the Hofmannstrasse site. The proposed reduction will affect approximately 500 employees and is planned to be completed by the end of October 2009. The company’s information technology organization located at Tölzer Strasse in Munich will not be impacted as that facility is subject to a long-planned separation from the Hofmannstrasse site.

The company also announced separately an agreement for its manufacturing site in Durach, Germany to be purchased in a management buy-out, led by the current leadership of the facility. That agreement will result in the transfer of around 500 employees. At the completion of the planned headcount restructuring and employee transfer activities, Nokia Siemens Networks expects to have in the range of 10,000 employees in Germany, from an initial base of approximately 13,000.

“Once this planned action is successfully completed, we will have achieved the vast majority of the synergy-related headcount reductions needed in Germany,” said Christoph Caselitz, chief market operations officer of Nokia Siemens Networks. “Where possible, we have sought to lower our headcount through transfer to trusted partners, such as the management buy-out in Durach that we announced today, as we believe that is the best way to preserve jobs. We also added a large number of employees in Germany when we assumed control of Vivento Technical Services from Deutsche Telekom, and we continue to look for similar growth opportunities in the country.”

In addition to Finland and Germany, the company announced today the planned reduction of approximately 50 employees in Egypt related to the closure of a small manufacturing facility and in the range of 20 employees in the United States related to the ramp down of a small site over the course of 2009. Other countries are expected to see limited reductions and most of those changes will happen between now and early 2009, consistent with appropriate consultation processes and in accordance with local legal practices. Consistent with previous statements, the company will also continue to further assess the transfer of employees to trusted partners.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Global Media Enquiries

Ben Roome

Phone: +44 7827 300 203

e-mail: ben.roome@nsn.com

Media Relations

e-mail: mediarelations@nsn.com

Finland Media Enquiries

Riitta Mård

Phone: +358 50 514 9718 and +358 7180 28084

e-mail: riitta.mard@nsn.com

Germany Media Enquiries

Stefan Zuber

Phone: +49 89 636 73455

e-mail: stefan.zuber@nsn.com

STOCK EXCHANGE RELEASE

November 28, 2008

Nokia Corporation

Stock exchange release

November 28, 2008 at 9.30 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland - Based on Nokia’s 2003 employee stock option plan, 5 813 shares of Nokia Corporation were subscribed for between October 28, 2008 and November 24, 2008. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, November 28, 2008. The shares are admitted to public trading on the NASDAQ OMX Helsinki Ltd as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 948 552, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel